













PrōVEDA®

Professional Grade Plant-Based Therapeutics

ProVEDA is a topical therapeutic formulation of meticulously selected plant extracts and essential oils scientifically proven to enhance external analgesic activity and alleviate pain. ProVEDA Max Pain Relief uses our patent pending delivery system, has undergone rigorous safety and efficacy testing, and is backed by a 30-day money-back guarantee.

ProVEDA
professional grade
MAX
PAIN
RELIEF
CREAM

INVEST IN
Plant-Based Therapeutics

$249.90	$135M	$1.70
Minimum Investment	Company Valuation (Pre-Money)	Share Price
$499,998.90	**$9,999.40**	**Shares**
Raise Dollar Amount	Target Offering Amount	Offering Type

Investor Login | View Form C

INVEST NOW

Close date: 7/1/24

Highest quality Ayurvedic essential oils and plant extracts

Natural plant stem cells deliver antioxidant benefits

Absorbs up to 2x faster and 2x deeper for lasting relief

BOOMER TESTED
ProVEDA
professional grade
PAIN
RELIEF
CREAM
Plant-Based
DEEPAK APPROVED



★★★★★
IT'S A MIRACLE CREAM!
Tina, Professional Ballet Dancer

In the last 15 years I have developed terrible arthritis — especially in my feet and hands. Nothing gave me any relief until ProVEDA. Suddenly I am able to dance again. It's a miracle cream!



★★★★★
PROVEDA IS AMAZING
Bonny, Retired

It is remarkable to feel so good. It's a wonderful feeling to not be in pain. I can now do things I have not been able to do for years because of ProVEDA.



★★★★★
YOU'LL BE AMAZED
Brent, Black Belt Martial Artist

I found ProVEDA through a friend and I'm pretty skeptical about a lot of this stuff. I was really impressed! Give it a try, you'll be amazed and shocked as well!



★★★★★
SORE MUSCLE PAIN RELIEF
Kraig, Captain of the San Diego Professional Soccer Team & U.S. Arena National League

Last year, I came across PröVEDA and honestly it is the best sore muscle pain relief I've ever used. I have added ProVEDA to my regimen and it is truly extending my professional soccer career.



★★★★★
IMMEDIATE IMPACT
Jim, Investment Banker

I've had chronic sciatica pain down my back and leg for over 20 years. When I found ProVEDA and used it as directed, the impact was immediate. It was not a cure to my pain – but a fabulous immediate temporary relief that lasted for hours.



★★★★★
TAKES THE PAIN AWAY
Red, Retired Corporate Attorney & Active Sports Enthusiast

I've had tremendous arthritis in both my shoulders. ProVEDA has taken the pain away so I can continue going to the gym and even play baseball.

As seen in



GQ · GOOD HOUSEKEEPING · Men'sHealth · Esquire · VANITY FAIR · People · VOGUE · Women'sHealth

Topical Pain Relief Market Surpassed $10.0 Billon Dollar in 2023

The market is anticipated to reach $18.994.4 million by 2034.

The pain medication market was worth $10.5 billion in 2023 and is expected to grow by 5.2% Year over Year in 2024.

Source: https://www.futuremarketinsights.com/reports/topical-pain-relief-market

What is the forecast for the pain relief market?

Demand for topical pain relief is slated to rise at a CAGR of 5.6% from 2024 to 2034. The pain relief market grew at a CAGR of 4.0% from 2019 to 2023, boosting investor and analyst confidence. Ongoing research has improved formulations, bioavailability, and delivery systems.

Source: https://www.futuremarketinsights.com/reports/topical-pain-relief-market

In 2023, the topical pain relief (non-opioid) formulations segment dominated 72.5% of the global market share. ∧

The global market for pain management is expected to witness continued high growth in the forecast period. Non-opioid topical solutions dominate the market and are projected to maintain their high growth due to their lower risk of addiction, dependence, and overdose in comparison to opioid-based alternatives.

Source: https://www.futuremarketinsights.com/reports/topical-pain-relief-market

Osteoarthritis and rheumatoid arthritis are pushing demand for topical pain relief. ∧

The aging global population has increased demand for topical pain relief products sensitive to sensitive skin and treating comorbidities like osteoarthritis and rheumatoid arthritis.

Source: https://www.futuremarketinsights.com/reports/topical-pain-relief-market

Rising awareness of non-pharmacological pain management solutions. ∧

The International Association for the Study of Pain (IASP) reports that approximately 20-30% of opioids prescribed for chronic pain are being misused, while up to 10% of all opioid users are addicted to this medication. This increase in opioid abuse is expected to impede market growth and lead to an increased demand for alternative methods of pain relief, such as topical treatments.

Source: https://www.futuremarketinsights.com/reports/topical-pain-relief-market

There is a growing demand for natural and alternative remedies. ∧

This increased demand stems from growing awareness of the adverse effects caused by traditional pharmaceuticals.

Source: https://www.futuremarketinsights.com/reports/topical-pain-relief-market



ProVEDA's therapeutic products are developed in partnership with the Dabur Research Foundation, a world leader in traditional Ayurvedic medicine—one of the world's oldest medical systems that remains the basis of India's healthcare today.

The ProVEDA® Guarantee

• ProVEDA provides professional-grade therapeutic products that are verified safe and effective. We blend traditional Ayurvedic ingredients with modern science to deliver pharma-free effectiveness.

• ProVEDA products are manufactured in FDA-registered facilities in the U.S. under strict regulatory cGMP compliance to ensure the highest quality control standards.

• ProVEDA products come with a 30-day money-back guarantee (less S&H)

PrōVEDA MAX absorbs up to 2x faster and 2x deeper for lasting relief.

Our exclusive proprietary delivery system, **MAXIMUM ABSORPTION TECHNOLOGY™,** is a three-phase procedure requiring very specific ingredients mixed at a specific temperatures, speed, and duration. This combination allows faster penetration and deeper absorption so the active ingredients menthol and camphor can get to the pain more effectively.



LIPID PHASE   WATER PHASE

HIGH-SPEED HOMOGENIZATION

REDUCED (EVAPORATION PROCESS)

MAXIMUM ABSORPTION TECHNOLOGY™

Investment center

This website is operated by Mundial Financial Group, LLC ("Mundial"), a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"), which protects securities customers of its members in the amount of up to $500,000 (including $250,000 for claims for cash). An explanatory brochure can be found at www.sipc.org. Mundial is located at 477 Madison Ave, 6th Floor, New York, NY 10022. You may find the background of our broker-dealer and investment professionals on FINRA's broker/check.

| DISCLOSURES | IMPORTANT NOTICE | REFUND POLICY |

Investment FAQs

What are Investment Limits for Reg CF Offerings?   ⌃

Because of the risks involved with securities-based crowdfunding, you are limited in how much you can invest during any 12-month period in these transactions. If you are a non-accredited investor, the limitation on how much you can invest depends on your net worth and annual income. Following are the inflation-adjusted investment limits.

If either your annual income or your net worth is less than $124,000, then during any 12-month period, you can invest up to the greater of either $2,500 or 5% of the greater of your annual income or net worth.

If both your annual income and your net worth are equal to or more than $124,000, then during any 12-month period, you can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

Click here for more information.

How does the online investment process work?   ⌃

Once you've checked out the investment options and decided that you'd like to invest and the amount you're willing to invest, you will need to set up an account with Mundial Financial Group LLC. This involves providing some personal details and agreeing to several important legal documents as per Regulation Crowdfunding (Reg CF) requirements.

Next, Mundial Financial Group LLC will need to confirm your identity and that you're not involved in any illegal money activities. This is a standard procedure known as Anti-Money Laundering (AML) and Know Your Customer (KYC) checks.

If everything looks good with your identity verification, you'll then proceed to fund your investment using your chosen method of payment.

However, if there's a problem with your verification, Mundial Financial Group LLC won't leave you hanging. They'll contact you to sort it out, and you'll have the opportunity to provide any additional information they need to complete their checks.

After your investment money is successfully transferred to the issuer's Escrow Bank (which is where your money goes first), and Mundial Financial Group LLC confirms that your account application is in order and matches your investment pledge, they will finalize the investment for you. They do this by making sure the subscription agreement is all correct and then instructing the Transfer Agent to log your ownership on the capitalization table of the issuer, which is essentially a record of who owns what.

How long can investor verification take? ⌃

1. Accuracy of Information: The speed depends on how well the information you've provided aligns with our verification sources.
2. Your Responsiveness: If there's an issue, how quickly you respond will affect the timing.

Here's what you need to know:

- If there's a problem during verification, we must go through each issue one by one.
- If the information you've given us is wrong or not complete, we'll need to get in touch with you to sort it out.
- Just because you see funds pending in your account, or the initiation of a transfer, doesn't mean the money is in the issuer's escrow account for the transaction. In the U.S., it usually takes 1-2 days for funds to show up in escrow. Then, they need to stay there for a few days until the escrow agent confirms everything looks good.

Also, keep in mind that we match payments with approved applications in groups. So even if everything is ready, your application might be i line for the next group to be processed.

Who is Mundial Financial Group LLC? ⌃

Mundial Financial Group LLC is a company officially recognized by FINRA/SEC as a broker dealer. This means they're authorized to handle certain financial transactions. They have been chosen by the Issuer to help with the process of bringing on new investors for a specific financial opportunity. However, Mundial Financial Group LLC is not trying to sell these investment opportunities themselves or convince anyone to invest. They're not giving any advice about whether you should invest or not. Instead, they are responsible for managing the paperwork and making sure your investment application is in order.

They also perform due diligence on the issuers to make sure the offering is legitimate. This includes doing things like anti-money laundering checks and making sure the company is officially registered and in good standing. But, Mundial Financial Group LLC is not saying whether the information the company provides is correct or endorsing the company in any way.

If you're applying to invest and have questions, you can reach out to Mundial Financial Group LLC by email at info@mundialfg.com. They can help you understand the application process or tell you where to find specific information in the investment documents. But, they won't give you advice about the investment itself.

How does Mundial Financial Group Get Paid? ⌃

Mundial Financial Group LLC gets paid by the company issuing the investment (the issuer) for helping to bring them on board as part of their services, as explained in the detailed offer document. They do not charge the investor who is applying any fees at all.

Am I a customer of Mundial Financial Group LLC?

When you put money into a company's Reg CF offering, where Mundial Financial Group LLC acts as the broker responsible for getting new investors, they must make sure you're not investing more than what's allowed by the SEC within a 12-month period. You'll get an account with Mundial Financial Group LLC to keep an eye on your investments made through them, but this isn't like a full brokerage account where they hold onto your investments or give you investment advice. And don't worry, this account won't cost you anything—no fees or charges at all.

Why do you need my DOB, SSN, Driver's License, etc.?

When you buy a security that the SEC (Securities and Exchange Commission) oversees, we, as a Broker Dealer, must follow SEC rules.

These rules include making sure we do things like Anti-Money Laundering checks and Know Your Customer assessments to know who our customers are. We also must make sure that investors don't exceed the allowed investment limits. This is why we collect certain information from you. The Mundial Financial Group LLC might share some of this information from your investment application, like what's in the subscription agreement, with the Transfer Agent and Escrow Agent if it's needed for processing your investment properly.

Where can I get additional information?

If you're thinking about investing and have questions about the company, its products, or the investment offer, go to the "Discussion" part of the issuer's website. This area is like a public chat room where everyone can see the questions and answers. When your question gets answered, you'll see who replied to it, like the company itself or the Mundial Financial Group LLC, so you know exactly where the info is coming from. You can also go to the "Updates" part of the issuer's website. This area is a public room where the issuer provides updates that investors might want to know.

What's an accredited investor?

An accredited investor is a term used to describe someone who can invest in certain financial opportunities not available to most of the public. To be considered an accredited investor as an individual, you need to meet at least one of the following criteria:

- You've made more than $200,000 a year on your own (or $300,000 with your spouse or someone you're financially linked to) for the past two years and expect to make the same or more this year.
- You or you and your spouse (or financial partner) have a net worth exceeding $1 million, not counting the value of the main home you live in.
- You have a Series 7, 65, or 82 license, which are certifications showing you have a professional understanding of certain types of investments.

Meeting any of these conditions means you're allowed to invest in opportunities that are usually considered riskier and are therefore not available to the average investor.

Click here for more information.

If I have more questions about the application process, who can I ask?

If you have more questions about how to apply or open an account, how to get around an offering, or what steps you need to follow, you should reach out to Mundial Financial Group LLC at info@mundialfg.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained on this website constitute "forward-looking statements" and are based on the reasonable expectations, estimates, and projections of company name. (the "company") and the company's management as of the date of launching this website. The words "plans," "expects," or "does not expect," "is expected," "budget," "anticipates", "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might," "will" or "will be taken," "occur" or "be achieved" and similar expressions identify forward-looking statements.

Forward-looking statements include, without limitation, statements regarding our projected number of sales, revenues, valuation, investment returns, expected customer demand, and the company's business strategy.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company's management as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties, and contingencies.

The estimates and assumptions contained on this website, which may prove to be incorrect, include, but are not limited to, the various assumptions of the company set forth herein. Known and unknown factors could cause the actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, our success in raising capital through our regulation cf offering, our projected time frames, changes in demand, industry competition, legislative, fiscal, and regulatory developments, economic and financial market conditions, including but not limited to the current covid-19 global pandemic. More information on the factors, risks, and uncertainties that could cause or contribute to such differences is included in our filings with the securities and exchange commission, including in the "risk factors" sections of our offering statement on form 1-a. Many of these uncertainties and contingencies can affect the company's actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by or on behalf of the company.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

All of the forward-looking statements made on this website are qualified by these cautionary statements. These factors are not intended to represent a complete list of the factors that could affect the company. The company disclaims any intention or obligation to update or revise any forward-looking statements, except to the extent required by applicable law or regulation. The investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and do not represent guarantees of future results, levels of activity, performance, or achievements.

The managers have developed a business plan to grow the company rapidly. However, we suggest investors carefully read our offering circular and understand the risks associated with investing in an early-stage company.

DISCLAIMER

This website is operated by Mundial Financial Group, LLC ("Mundial"), a broker- dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"), which protects securities customers of its members in the amount of up to $500,000 (including $250,000 for claims for cash). An explanatory brochure can be found at www.spic.org. Mundial is located at [address]. You may find the background of our broker- dealer and investment professionals on FINRA's broker/check.

Investment opportunities accessible through this website include offerings made in reliance on the registration exemptions provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), Rule 506 of Regulation D promulgated thereunder, Regulation A, or under Section 4(a)(6) of the Securities Act ("Regulation Crowdfunding") Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by Mundial.

Investment opportunities listed on this website are intended for investors who do not have a need for a liquid investment. Investments listed on this website are speculative in nature and involve a high degree of risk. Past performance is not indicative of future performance and the value of an investment may go down and result in partial or total loss of your investment. Investors who cannot afford to lose their entire investment should not invest. Neither the SEC nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website. All investors should read the offering memorandum provided in conjunction with this offering. Investment opportunities posted on this website are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. Except as otherwise stated, all securities listed on this website are being offered by Mundial on behalf of the applicable issuer of such securities. Although Mundial does provide due diligence required by applicable laws and regulations, Mundial is not responsible to and does not verify the adequacy, accuracy or completeness of any information, representation or warranty, and no communication, through this website or in any other medium, should be construed as a recommendation for any security offering listed therein. In making Listing Application and Requirements 12 an investment decision, prospective investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved, and are strongly encouraged to consult with their tax, legal and financial advisors.

This website also contains offering which are being conducted by other broker dealers for which Mundial has a commission sharing agreement. Mundial makes no representations or warranties with respect to such offering and Investors seeking to invest in these offering must register an account with such broker dealers.

All investors using the website must acknowledge the speculative nature of these investments and accept the high risks associated with investing in illiquid debt securities. These risks include holding your investment for one year from purchase, and even after this time, there may be no resale market available. And the ability to bear the total loss of your investment without a change in your lifestyle. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.




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ProVEDA fills the global demand for alternatives to traditional pharmaceuticals by using only plant-based ingredients to address a wide range of therapeutic needs. This demand results from a growing awareness of the adverse side effects of traditional pharmaceuticals.

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